John Hancock Tower, 20th Floor 200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com FIRM / AFFILIATE OFFICES
June 25, 2014 VIA EDGAR AND HAND DELIVERY Amanda Ravitz, Esq. Assistant Director Division of Corporation Finance	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             T2 Biosystems, Inc.
Draft Registration Statement on Form S-1
Submitted May 29, 2014
CIK No. 0001492674

Dear Ms. Ravitz:

We are in receipt of the Staff’s letter dated June 18, 2014 with respect to the above-referenced confidential draft Registration Statement on Form S-1 (the “Initial Confidential Registration Statement”). We are responding to the Staff’s comments on behalf of T2 Biosystems, Inc. (“T2” or the “Company”) as set forth below.  Simultaneously with the filing of this letter, T2 is submitting via EDGAR confidential Amendment No. 3 to the Initial Confidential Registration Statement (as amended, the “Registration Statement”), responding to the Staff’s comments and updating the Initial Confidential Registration Statement.  Courtesy copies of this letter and the Registration Statement (marked to show changes thereto) are being submitted to the Staff by hand delivery.

T2’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.  For ease of reference, we have set forth the Staff’s comments and T2’s response for each item below.

Company Overview, page 1

1.                                      We note your response to prior comment number 3. Please further clarify for us how you determined that achieving marketing authorization from the FDA would not entail additional time or expense, when you state in your response that you expect that completing the de novo review process and pre-commercial launch preparation will include “clinical studies” and performance design optimization.

T2’s Response:   The Company supplementally advises the Staff that the Company does not anticipate any material incremental expenses associated with the de novo petition that was submitted to FDA on May 27, 2014.  Rather, the Company was noting that during the FDA review period after the submission of the petition, the Company intends to pursue independent activities to support commercial launch of its product candidates in the United States in the first half of 2015, including completion of clinical studies and design optimizations to prepare its products for commercialization, neither of which are required for marketing authorization.

2.                                      We note your response to prior comment 5. Please revise the disclosure to include the first sentence of your response to comment 5 regarding product candidates. Also, please revise the disclosure to include the average time to actionable results and indicate the preliminary nature of your clinical results, given that they have been used to support a de novo application that has not yet been cleared.

T2’s Response:  The Company has revised the disclosure on pages 1 and 68 of the Registration Statement in response to the Staff’s comment.

Clinical Utility, page 75

3.                                      We note your response to our prior comment number 11. Please revise your disclosure to avoid, to the extent possible, terms of art that may not be understood by average investors and to explain clinical concepts in lay person terms. By way of example only, explain what a “prospective subject” is. Does this mean actual patients presenting with possible infection or something else? Likewise, what is a “contrived subject?” Please also explain how spiking is done. Explain in more detail concordance and discordance and explain why results might not be included.

T2’s Response:  The Company has revised the disclosure on pages 75, 76 and 77 of the Registration Statement in response to the Staff’s comment.

4.                                      In addition, explain the significance of your conclusion that T2Candida’s labeling will likely require its use in conjunction with other diagnostic procedures on the conclusions in the clinical data tables. Further explain this conclusion’s impact on your belief that you will be able to successfully market and address a $3 billion U.S. market. Revise here, the summary and elsewhere as appropriate.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the conclusion that T2Candida’s labeling will likely require its use in conjunction with other diagnostic procedures is predicated on the fact that T2Candida is targeted for the five clinically relevant species of Candida and is not intended to address the entire range of bloodstream infections currently diagnosed by other diagnostic procedures.  The complementary roles of T2Candida and existing diagnostic procedures, and the introduction of other product candidates, including the T2Bacteria and T2Hemostat diagnostic panels, is reflected in the calculation of the Company’s estimated addressable market opportunity for sepsis and hemostasis.  The Company further believes that given the limitations of the current standard of care, which has resulted in substantial and increasing mortality rates and high costs to the healthcare system, the clinical data from its de novo petition (specifically data around sensitivity, specificity and time to result) will support the broad adoption of T2Candida and other product candidates.  The Company has revised the disclosure on pages 2, 53 and 68.

License Agreement, page 85

5.                                      Your disclosure under this heading does not clearly specify what the breadth of the referenced license could be. As such, it is unclear what products will be affected by the obligation to pay royalties. Please revise to clarify.

T2’s Response:  The Company has revised the disclosure on page 86 of the Registration Statement in response to the Staff’s comment.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

6.                                      We note your response to prior comment 13. We will provide any comments on your request for confidential treatment for portions of exhibits 10.12 and 10.13 to your draft registration statement separately.

T2’s Response:  The Company acknowledges the Staff’s comment.

Any comments or questions regarding the foregoing should be directed to the undersigned at 617-948-6060.  Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos
of LATHAM & WATKINS LLP

cc:                                Tom Jones, Securities and Exchange Commission

John McDonough, T2 Biosystems, Inc.

Johan V. Brigham, Latham & Watkins LLP

Brent B. Siler, Cooley LLP

Divakar Gupta, Cooley LLP